CHINA POWER EQUIPMENT, INC.

September 25, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Peggy Fisher, Assistant Director,
Division of Corporation Finance, Mail Stop 6010

Re:	China Power Equipment, Inc.

Revision of Amendment No. 4 to Form SB-2 on Form S-1
Filed September 25, 2008
File No. 333-147349

Ladies and Gentlemen:

Reference is made to the staff’s correspondence of August 25, 2008 to China Power Equipment, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”). On behalf of the Company, we have the following responses to the staff’s comments:

1. We note your response to prior comment 6. As previously requested, please disclose how much Zhongxi has paid An Sen in entrustment fees through the entrusted bank account, or state that An Sen has not received any fees to date.

RESPONSE

The Company has revised the disclosure to indicate that no fees have been received by An Sen to date.

2.  Update the narrative disclosure when you update your financial statements.

RESPONSE

The Company has updated its narrative disclosure to match the updated financial statements.

Ms. Peggy Fisher, Assistant Director
September 24, 2008

3. We note your responses to prior comments 8 and 9. In your response to prior comment 9 you appear to acknowledge that An Sen does not have the right to direct the transfer of the shares held by nominal shareholders, including share held by Zhejiang Lvneng Electric Co. Ltd. Accordingly, please revise your disclosure following the "(2)" heading on page 3 as well as footnote 2 on page 5, footnote to 2 on page 34 and elsewhere, as appropriate, to clarify that the registrant and An Sen do not physically hold the securities of Zhongxi, nor do they have the right to transfer or dispose of those shares.

RESPONSE

Section 2.2 of the Management Entrustment Agreement states that An Sen has the right to dispose of all of Zhongxi’s assets at any time, in its sole and absolute discretion. Therefore, the Company believes that a discussion of the right to dispose of the actual shares is not warranted:

2.2 During the term of the entrusted operation, the rights and obligations of Party B shall include:

1)	Party B shall enjoy independent and comprehensive management right over Party A’s operations;

2)	Party B shall have the right to adjust the organizational structure and the personnel placement of Party A based on the needs of the management;

3)
Party B shall have the right to dispose of all the assets on the books of Party A on the execution day of this Agreement, and Party can B dispose of any of the aforesaid assets without any prior consent of Party A;

4)	Party B shall be entitled to all of the Party A’s income after deducting necessary expenses.

5)	Party B shall timely take over of Party A;

6)
Party B shall carry out all the responsibilities and rights entrusted to it under this Agreement in good faith and with honesty and trustworthiness, and shall pay reasonable attention to the entrusted matters and notify Party A timely of relevant matters;

7)	Party B shall act in good faith and consult with Party A in regards to the handling of matters not covered by this Agreement;

8)	Other obligations shall be performed by Party B under this Agreement.

4. We note your response to prior comment 8 and your reference to the "statement" attached to the amended Management Entrustment Agreement (Exhibit 1.17). Please tell us who the ten signatories listed on the final page of the Management Entrustment Agreement represent. More specifically, please tell us whether these individuals  are assenting to the Management Agreement on behalf of Zhejiang Lvneng Electric Co. Ltd. or whether they are signing on behalf of Zhongxi employees on whose behalf 2,400 shares have been reserved per your disclosure on page 3. In the event these ten signatures do not represent the assent of Zhejiang Lvneng Electric Co. Ltd. principals, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the Zhongxi shares held by Zhejiang Lvneng Electric Co., Ltd.

Ms. Peggy Fisher, Assistant Director
September 24, 2008

RESPONSE

The ten signatories listed on the final page of the Management Entrustment Agreement are the shareholders of Zhongxi, other than Zhejiang Lvneng Electric Co. Ltd., which holds 6.25% of the shares of Zhongxi, and represent the interests of Alloy Science and the shareholders of Alloy Science. Therefore, under the heading “Corporate History,” the Company states:

On October 28, 2006 Alloy Science, Zhongxi and its shareholders entered into an Investment Trust Agreement where substantially all of the assets of Alloy Science were transferred into Zhongxi and 93.75% of Zhongxi’s common stock was held for the benefit of Alloy Science and its shareholders.

Zhejiang Lvneng Electric Co. Ltd. is controlled by Jinqian Hu, a natural person who is not an officer, director or employee of the Company or any entity affiliated with the Company.

In order to clarify the status of Zhejiang Lvneng Electric Co. Ltd., it and Xi'an Amorphous Alloy Zhongxi Transformer Co., Ltd., An Sen (Xi'an) Power Science & Technology Co., Ltd. and Xi'an Zhongxi Zhengliu Dianlu Transformer Factory, Ltd. entered into the agreement annexed to the Registration Statement as Exhibit 10.24 in which the parties agreed that:

a.	Xi'an Zhongxi Zhengliu Dianlu Transformer Factory, Ltd. received its shares in the Company in consideration of its agreement to be bound by the terms of the Management Entrustment Agreement;

b.
Zhejiang Lvneng Electric Co. Ltd., as the current owner of the 6.25% interest in Zhongxi, acknowledged that as a condition of it retaining its shares in the Company, it was bound by each and every term of the Management Entrustment Agreement; and

c.	Zhejiang Lvneng Electric Co. Ltd. confirmed and agreed that it previously executed the amended and restated Management Entrustment Agreement dated April 24, 2008.

5. We note your response to comment 11. In an appropriate location in the filing where you discuss the material terms of the management entrustment agreement, also disclose that the agreement could be terminated upon breach and the effects to the registrant in the event of a breach.

RESPONSE

Article 5 of the Amended and Restated Management Entrustment Agreement states:

Article 5 Liability of Beach of the Agreement

Ms. Peggy Fisher, Assistant Director
September 24, 2008

After the effectiveness of this Agreement, apart from the situation described in Article 6 of this Agreement, either party’s violation of any provisions under this Agreement shall constitute a breach of this Agreement and thus be liable to compensate the non-breaching party for any damages that may arise thereof.

The agreement does not provide for termination upon breach, but only monetary damages. The Company has added disclosures to reflect this.

6. Please revise your disclosure in the third paragraph of this section to clarify that only 726,183 shares are being registered by deleting the language "all of which are being registered."

RESPONSE

The Company has made the requested change.

7. We note your response to prior comment 18. Please disclose the terms of the July 11, 2007 share transfer and any affiliations between the parties to this transfer, as previously requested.

RESPONSE

The terms of the July 11, 2007 share transfer are set forth in Exhibit 10.23 which states that the transfer was made with the only consideration being the payment of transfer fees. The two parties to the transfer are not affiliated with each other and with the Company.

8. Please disclose whether the joint venture returned all funds that you contributed.

RESPONSE

The Company has revised this disclosure to indicate that the return of the funds contributed to the joint venture is expected to occur within 30 days of the date of the Prospectus.

9. Please disclose the amount that you pay to lease the factory from Zhongxi Zhengliu Dianlu Transformer Co. as well as the amount you receive in return for subleasing the factory back to Zhongxi Zhengliu Dianlu Transformer Co.

RESPONSE

The Company has made the requested disclosure and conformed the related party disclosure to that under the heading “Description of Property.”

10. Please update your financial statements in accordance with Rule 8- 08 of Regulation S-X.

Ms. Peggy Fisher, Assistant Director
September 24, 2008

RESPONSE

The Company has updated the financial statements by adding the financial statements for the six months ended June 30, 2008.

11. Please refer to prior comment 31. We note from your prior responses that it certain instances your customers are granted extended payment provisions that allow for a deferral of a portion of the contract price for up to one year. Please address the following:

•	Revise your revenue recognition policy to disclose the terms of all extended payment provisions, including the length of those provisions.

RESPONSE

The Company has made revisions in accordance with the Staff’s comment in the first bullet point above. See pages 22 and F-6 of the registration statement.

•
Specifically address how extended payment provisions affect your revenue recognition under SAB Topic 13B and any other relevant literature. Discuss why you believe collectability is reasonably assured at the contract date.

RESPONSE

Topic 13A(3)(b) specifies that “after delivery of a product or performance of a service, if uncertainty exists about customer acceptance, revenue should not be recognized until acceptance occurs. Customer acceptance provisions may be included in a contract, among other reasons, to enforce a customer’s rights to (1) test the delivered product, (2) require the seller to perform additional services subsequent to delivery of an initial product or performance of an initial service, or (3) identify other work necessary to be done before accepting the product…accordingly, when such contractual customer acceptance provisions exist, the staff generally believes that the seller should not recognize revenue until customer acceptance occurs or the acceptance provisions lapse.” The Company believes that the one year extended payment term for 10% of the contract amount is solely an extended payment term and is not tied to customer acceptance. The contract does not allow return of the product, nor does it require or even suggest that additional services be performed by the seller subsequent to initial delivery of the product. The Company has since changed its standard contract to eliminate the extended payment term and believes that the revenue recognition criteria in Topic 13 had all been met at the time the company recognized revenue.

Ms. Peggy Fisher, Assistant Director
September 24, 2008

The 10% extended payment term used to be the industry norm and historical, non-payment of the extended payment has never happened. In practice, as the Company’s transformer customers place order in the ongoing basis, the extended payment is usually paid off before the next contract is executed. Therefore, we believe collectibility is reasonable assured at the contract date.

•	Revise your MD&A to discuss the impact of extended payment terms or your liquidity.

RESPONSE

The extended payment term had no obvious impact on the Company’s liquidity. The increase in accounts receivable in year 2006 was mainly due to the increase in sales, the decrease in accounts receivable in year 2007 was primarily due to the Company’s implementation of a collection effort in 2007 to collect accounts receivables.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your considerations and courtesies in this matter.

Very truly yours,

/s/ Elaine Lanfeng Zhao

Elaine Lanfeng Zhao

Cc:	Mr. Yongxing Song